830 Winter Street, Waltham, MA 02451	TEL: (781) 895-0600 FAX: (781) 895-0613

April 30, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

Attn:       Scot Foley, Staff Attorney

Re:          ImmunoGen, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed January 31, 2012

File No. 000-17999

Ladies and Gentlemen:

This letter relates to comments from the staff (the “Staff”) of the Securities and Exchange Commission to ImmunoGen, Inc. (the “Company”) set forth in the Staff’s letter to the Company dated April 18, 2012 (the “Comment Letter”) regarding the above-referenced Company filings.  The Company hereby confirms that it has (i) received the Comment Letter and (ii) will file its responses to the Comment Letter via EDGAR on or before May 16, 2012.

If you have any questions or comments regarding the Company’s anticipated timing for the submission of its responses, kindly contact the undersigned at (781) 895-0637 or our Corporate Controller, David Foster, at (781) 895-0765.

Sincerely,

/s/ Craig Barrows
Craig Barrows
Vice President, General Counsel and Secretary

cc:           Jim B. Rosenberg, Senior Assistant Chief Accountant

Ibolya Ignat, Staff Accountant

Mark Brunhofer, Accounting Reviewer